Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Market Announcements Office

Australian Securities Exchange

20 Bridge Street

Sydney, NSW 2000

24 May 2013

Dear Sir / Madam

Form 604 — Notice of change of interest of substantial holder

The Board of Directors of Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) hereby lodges a Form 604 on behalf of its substantial shareholders. The change of interest is due to the substantial shareholders’ participation in the non-renounceable rights issue that closed on 15 May 2013.

Please find attached the Form 604.

Best regards,

Blair Lucas

Company Secretary

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Progen Pharmaceuticals Limited

ACN/ARSN	010975612

1.   Details of substantial holder(1)

Name	SEE ANNEXURE ‘A’ ATTACHED TO THIS FORM
ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	22/05/2013
The previous notice was given to the company on	14/07/2009
The previous notice was dated	14/07/2009

2.   Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities(4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
SEE ANNEXURE ‘A’	2,096,482	8.48%	9,692,964	19.61%

3.   Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected
ANNEXURE ‘B’

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person’s votes
ANNEXURE ‘B’

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SEE ANNEXURE ‘C’

Signature

print name	Stanley Chang	Capacity Chairman

sign here	/s/ Stanley Chang	Date 24/05/13

DIRECTIONS

(1)                                 If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)                                 See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)                                 See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)                                 The voting shares of a company constitute one class unless divided into separate classes.

(5)                                 The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)                                 Include details of:

(a)                                 any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)                                 any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)                                 Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)                                 If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown’’.

(9)                                 Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

MEDIGEN BIOTECHNOLOGY CORP.

ANNEXURES TO FORM 604

PROGEN PHARMACEUTICALS LIMITED

ANNEXURE A:

Holder of Relevant Interest	Person entitled to be Registered as Holder	Nature of relevant Interest	Class and Number of Shares
Medigen Biotechnology Corp.	Medigen Biotechnology Corp.

Medigen Biotechnology Corp. has the power to control the exercise of the right to vote attached to the shares, and the power to exercise control over the disposal of shares as Responsible Entity of Medigen Biotechnology Corp. (4,192,964 Ordinary Shares) and TBG Inc., (5,500,000 Ordinary Shares)

9,692,964 Ordinary
TBG Inc.,	TBG Inc.,	Medigen Biotechnology Corp. has a relevant interest in the said shares as it wholly owns TBG.,	5,500,000 Ordianry

ANNEXURE B:

Person whose relevant interest changed:	Medigen Biotechnology Corp.
TBG Inc.,

Date of Change (dd/mm/yyyy)	Nature of Change	Numbers of Ordinary Shares Affected	Consideration Given in Relation to Change (AUD)	Cumulative , Numbers of Ordinary Shares
Opening				2,096,482
22/05/2013	PARTICIPATION IN NONRENOUNCEABLE RIGHTS ISSUE	7,596,482	1,595,261.22	9,692,964
Balance held as at 22nd May 2013				9,692,964
% held as at 22nd May 2013*				19.61

*Based on issued shares capital of 49,418,194 Ordinary Shares

ANNEXURE C:

Name	Address
Medigen Biotechnology Corp.	14F, Building F, No.3, Yuancyu St., Nankang District, Taipei City 115, Taiwan
TBG Inc.	14F, Building F, No.3, Yuancyu St., Nankang District, Taipei City 115, Taiwan